

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Eliot Lurier
Interim Chief Financial Officer
MUSTANG BIO, INC.
377 Plantation Street
Worcester, MA 01605

  Re: MUSTANG BIO, INC.
    Form 10-K for the Year-Ended December 31, 2023
    File No. 001-38191

Dear Eliot Lurier:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences